Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965




[THE NEWMONT GOLD STANDARD GRAPHIC]


                                  NEW NEWMONT

                             THE NEW GOLD STANDARD

                                  JANUARY 2002


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[THE NEWMONT GOLD STANDARD GRAPHIC]

THE NEW NEWMONT
--------------------------------------------------------------------------------

VISION    o  Newmont will be the world's premier gold company, creating shareholder value through operating excellence, targeted exploration, technological innovation, a sound financial structure and management expertise

          o Newmont will leverage the complementary strengths of Newmont, Franco-Nevada and Normandy to provide investors with superior leverage to a rising gold price and a balanced portfolio of quality assets

STRATEGY  o  Operating excellence with focus on large mining districts

               - Continued emphasis on cost reduction, district rationalization and synergy realization

          o  Rationalization and optimization of vast asset portfolio

          o Exploration and development efforts to take advantage of large land position

          o  Maintain current "no hedging" philosophy

          o  Expand premier royalty income stream

          o Continued excellence in environment management, community development and employee safety

FUTURE    o  Generate superior returns for shareholders

          o  Further improve a low net debt/capitalization level


                                                                               1

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[THE NEWMONT GOLD STANDARD GRAPHIC]


LEVERAGING COMPLEMENTARY STRENGTHS...
--------------------------------------------------------------------------------

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| VISION   |
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| Strategy |
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| Future   |
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[Pie chart depicting:
[Newmont logo]       Newmont Mining Corporation
                        o  Global operations
                        o  Exploration & development expertise
                        o  Proven integration history

[Franco-Nevada logo] Franco-Nevada Mining Corporation Ltd.
                        o  Merchant banking expertise
                        o  Corporate development skills
                        o  Premier royalty income stream

[Normandy logo]      Normandy Mining Limited
                        o  Leading Australian position
                        o  Strong exploration and development portfolio]

                                                                               2

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[THE NEWMONT GOLD STANDARD GRAPHIC]

 ...TO CREATE THE NEW GOLD STANDARD
--------------------------------------------------------------------------------

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| VISION   |
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| Strategy |
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| Future   |
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         LEVERAGE
        TO RISING
        GOLD PRICE
             ^                       LARGEST NON-HEDGED GOLD PRODUCER
             |                       PROVIDES SHAREHOLDERS MOST LEVERAGE TO GOLD
             |
             |
             |                       DEVELOPMENT PROJECTS ADD UPSIDE
             |                       POTENTIAL
             |                       o Phoenix, Martabe, Akim, Yamfo,
             |                         Boddington, Martha
             |                         Total: 26.8 million ozs
             |
             |
             |                       MERCHANT BANKING WEALTH CREATION
             |                       o Property synergies  o Royalty creation
             |                       o Asset management    o Exploration
             |                                               94,000 sq. mi.
             |
             |                       WORLD CLASS CORE PROPERTIES WITH LOW CASH
             |                       COSTS AND HIGH CASH FLOWS
             |                       o Nevada, Yanacocha, Batu Hijau, Western
             |                         Australia
             |
             |                       ROYALTY CASH FLOW  /   STRONG BALANCE
             |                       AS NATURAL HEDGE   /   SHEET
             |                       AGAINST LOW GOLD   /
             |                       PRICE              /
             V
         STABILITY AT
       LOWER GOLD PRICES

                                                          [graphic of gold bars]

                                                                               3

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[THE NEWMONT GOLD STANDARD GRAPHIC]

THE INDUSTRY'S MOST ATTRACTIVE ASSET PORTFOLIO
--------------------------------------------------------------------------------

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| Vision   |
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| STRATEGY |
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| Future   |
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[World map marked to show the following combined gold interests:

Core Operations:
Midas, Nevada
Carlin, Nevada
Phoenix, Nevada
Lone Tree, Nevada
Twin Creeks, Nevada
Yanacocha
Tanami
Yandal
Kalgoorlie
Boddington
Batu Hijau

Strategic Operations:
Yamfo-Sefwi
Akim
Zarafshan
Martabe
Martha
Pajingo/Vera-Nancy

Others:
New Britannia
Musselwhite
Holloway
Golden Giant
Mesquite
La Herradura
Kori Kollo
La Coipa
Crixas
Paracatu
Ovacik
Minahasa
Australian Magnesium Corporation]

MAJOR DISTRICT RESERVE BASE:
NEVADA                 34 MM OZ.
YANACOCHA              19 MM OZ.
WESTERN AUSTRALIA      14 MM OZ.
TANAMI                 2.5 MM OZ.
BATU HIJAU             6.6 MM OZ.
                       -------
TOTAL                  76 MM OZ.
                     = 78% OF RESERVES

LARGEST GLOBAL LAND POSITION = 94,000 SQ. MILES / 244,000 SQ. KM

                                                                               4

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[THE NEWMONT GOLD STANDARD GRAPHIC]

OVER 60% OF RESERVES AND 70% OF PRODUCTION WILL BE IN COUNTRIES RATED AAA (1) BY S&P
--------------------------------------------------------------------------------

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| Vision   |
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| STRATEGY |
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| Future   |
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                                  [PIE CHARTS]


RESERVES (2)                                PRODUCTION (2)
--------------------------------            -----------------------------------

[AMERICAN FLAG/CANADIAN FLAG]   43%         [AMERICAN FLAG/CANADIAN FLAG]    46%
[AUSTRALIAN FLAG]               18%         [AUSTRALIAN FLAG]                25%
South America                   23%         South America                    16%
Other                           16%         Other                            13%

97 MM OZS                                   8 MM OZS ANNUALLY



Source:  Public filings
(1)  S&P local currency credit rating
(2) Reserves and production attributable to Newmont, Normandy and Franco-Nevada, including Franco-Nevada's stake in Echo Bay (assuming conversion of capital securities)


                                                                               5

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[THE NEWMONT GOLD STANDARD GRAPHIC]

OPERATING EXCELLENCE WITH FOCUS ON LARGE DISTRICTS
--------------------------------------------------------------------------------

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| Vision   |
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| STRATEGY |
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| Future   |
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o   Established track record of operational excellence in world-class, large-scale mines

    - Nevada, USA

    - Yanacocha, Peru

    - Western Australia

    - Batu Hijau, Indonesia

    - Tanami, Australia

o   Focus on district-scale operations

    - Selectively develop larger, higher return projects with superior growth potential

    - Benefit from economies of scale and existing infrastructure

o   Continued focus on cash flow management and technological excellence

    - Cost management through Gold Medal Performance and global procurement programs

      o Goal to further reduce cash costs to <$160 per oz.

    - Disciplined capital expenditure management

    - Continued development of proprietary processing and exploration technologies

                                                                               6

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[THE NEWMONT GOLD STANDARD GRAPHIC]

REALIZATION OF SYNERGY BENEFITS
--------------------------------------------------------------------------------

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| Vision   |
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| STRATEGY |
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| Future   |
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o   Proven track record of meeting or exceeding synergy targets

    - Acquisition of Santa Fe Pacific Gold (1997)

    - Acquisition of Battle Mountain Gold (2001)

o Already identified US$70-80 million of synergy benefits in the first full year and US$80-90 million in the second full year from acquisitions of Normandy and Franco-Nevada

    - General and administrative costs

    - Operating synergies at Midas and potentially with Echo Bay

    - Procurement savings on a global basis

    - Implementation of Gold Medal Performance worldwide

    - Tax savings

    - Interest savings

o   Cross-functional teams to identify and implement further synergies

o   Divestment of non-core assets to raise cash


                                                                               7

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EXPLORATION AND DEVELOPMENT EXPERTISE
--------------------------------------------------------------------------------

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| Vision   |
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| STRATEGY |
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| Future   |
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o   Established track record of exploration and development successes

    - Yanacocha, Peru

    - Carlin Trend, Nevada, U.S.

    - Batu Hijau, Indonesia

    - Winnemuca District, Nevada, U.S.

    - Midas, Nevada, U.S.

    - Tanami, Australia

o New Newmont's exploration and development expertise and large land positions in North America, Australia and Peru offer significant new project opportunities

    - Newmont's total land position will be ~94,000 sq. miles or ~244,000 sq. km (which is approximately the size of the United Kingdom)

    - Newmont will seek to achieve disciplined sequencing of projects to match capital investment with demand

                                                                               8

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[THE NEWMONT GOLD STANDARD GRAPHIC]

OPPORTUNITIES FOR PROPERTY RATIONALIZATION AND ASSET MANAGEMENT
--------------------------------------------------------------------------------

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| Vision   |
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| STRATEGY |
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| Future   |
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PROPERTY RATIONALIZATION OPPORTUNITIES:

ASSET                                              COUNTERPARTIES
------------------------------------  ------------------------------------------
NEVADA, USA
    Carlin Trend                               Barrick, AngloGold, Meridian
    Winnemuca District                        Placer Dome, Barrick, Glamis
    Phoenix Region                                    Echo Bay

CANADA
    Hemlo Camp                                       Barrick, Teck
    Holloway/Holt McDermott                            Barrick

AUSTRALIA
    Kalgoorlie Consolidated Gold Mines                 Barrick
    Boddington                                   AngloGold, Newcrest

ASSET MANAGEMENT OPPORTUNITIES:
    Investment portfolio
    Non-core operated properties
    Non-operated mining interests

                                                                               9

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[THE NEWMONT GOLD STANDARD GRAPHIC]

NEW MERCHANT BANKING DIVISION
--------------------------------------------------------------------------------

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| Vision   |
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| STRATEGY |
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| Future   |
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o   Will be responsible for managing Newmont's current assets and investment portfolio to focus on:

    - Increasing streams of stable cash flows from premier royalty investments

    - Value creation through selective equity investments

o Will also manage selected non-core assets and tap Newmont's vast land position to generate new royalty and equity positions

o Will build on a proven historical track record of value-enhancing transactions:

    - MIDAS-NORMANDY: Value of 19.8% stake in Normandy has increased to A$851 mm(1) from A$393 mm(2) (~117% return in nine months)

    - ABER DIAMONDS: Cumulative 134%(3) return, including 5% stake in Aber Diamonds currently valued at C$58 mm(3)

    - ECHO BAY: US$72 mm debt assumption worth US$136 mm upon conversion into common stock(4)

    - ARGENTINA GOLD: US$3 mm investment generated US$10 mm in proceeds in one year

    - VOISEY'S BAY: Cumulative 44% return, including Inco warrants currently valued at approximately C$18mm

Source: Bloomberg, market data as of January 7, 2002
(1) Based on the implied value of Newmont's offer for Normandy of A$1.91 as of January 7, 2002
(2) Based on Normandy's stock price of A$0.88 as of April 2, 2001 (day prior to the transaction's announcement)
(3) Based on Franco-Nevada's sale of 9.2% of Aber for C$105mm on January 11, 2002 plus Aber Diamond's market value as of January 11, 2002
(4) Source: Echo Bay 8-K dated September 5, 2001; market data as of January 7, 2002

                                                                              10

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[THE NEWMONT GOLD STANDARD GRAPHIC]

FINANCIAL MANAGEMENT
--------------------------------------------------------------------------------

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| Vision   |
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| STRATEGY |
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| Future   |
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o   Focus on enhancing shareholder returns while maintaining strong upside leverage to gold price

o Maintain the financial strength and flexibility to develop new projects to fuel growth

    - Active program to further reduce net debt to capitalization levels to <20% in one year and <10% over the medium to long-term

    - Improve credit rating to reduce interest costs over time

    - Opportunistically monetize non-core assets

o   Allocate capital to high-return projects

    - Large asset base and land position gives Newmont the ability to develop projects that offer the highest returns and make strategic sense in all gold price environments

o   Opportunistically dispose of Normandy's existing hedge book

    - Increase leverage to rising gold prices

o   Increase merchant banking royalties and fees

    - Generate stable cash flows in a low gold price environment

    - Less capital intensive -- improves return on capital

                                                                              11

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[THE NEWMONT GOLD STANDARD GRAPHIC]

EXCELLENCE IN ENVIRONMENT MANAGEMENT, COMMUNITY DEVELOPMENT AND EMPLOYEE SAFETY
--------------------------------------------------------------------------------

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| Vision   |
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| STRATEGY |
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| Future   |
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ENVIRONMENTAL MANAGEMENT
------------------------

o   Committed to going beyond compliance and setting standards of excellence

o   Environmental excellence incorporated into all phases of mining activities

COMMUNITY DEVELOPMENT
---------------------

o Committed to being a socially responsible partner, working to foster sustainable economic and social growth within the communities where we operate

EMPLOYEE SAFETY
---------------

o   Committed to being the world leader in health, safety and loss prevention

                                                                              12

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[THE NEWMONT GOLD STANDARD GRAPHIC]

NEW NEWMONT WILL DEMONSTRATE INDUSTRY LEADERSHIP ON ALL FRONTS...
--------------------------------------------------------------------------------

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| Vision   |
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| Strategy |
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| FUTURE   |
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o   Generate superior shareholder returns

o   Manage production profile based on gold price

o   Develop those new projects that make sense in all gold price environments

o   Maintain a strong balance sheet

o   Monetize non-core assets over time

o   Strive to further reduce cash costs

o Maintain "no hedging" philosophy -- opportunistically unwind existing hedgebook

o Reinforce commitment to community development, environmental responsibility and employee safety

                                                                              13

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[THE NEWMONT GOLD STANDARD GRAPHIC]

 ...AND CREATE SIGNIFICANT VALUE FOR SHAREHOLDERS
--------------------------------------------------------------------------------

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| Vision   |
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| Strategy |
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| FUTURE   |
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[Pie chart depicting:

Financial:
        o   #1 in trading liquidity
        o   #1 in leverage to gold
        o   #1 in EBITDA
        o   Balance sheet strength

Operational:
        o   World-class scale
        o   Exploration and development
        o   Synergies

Management:
        Strong track record of success in:
        o   Large scale operations
        o   Exploration and development
        o   Merchant banking
        o   Merger integration]

                                                                              14

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[THE NEWMONT GOLD STANDARD GRAPHIC]

RESEARCH ANALYST COMMENTS ON NEW NEWMONT
--------------------------------------------------------------------------------

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| Vision   |
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| Strategy |
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| FUTURE   |
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"We are bullish on gold for 2002 and believe this move will benefit the industry... Newmont remains our TOP PRECIOUS METALS PICK as the new company will provide by far the GREATEST LEVERAGE TO RISING GOLD PRICES. We REAFFIRM OUR BUY RATING WITH A 12-MONTH TARGET OF $28-30 PER SHARE..."
                                         Michael S. Dudas, Bear Stearns (1/4/02)

"...we continue to believe that the NDY and FN transactions should be ACCRETIVE TO NEWMONT ON MOST MEASURES and could significantly increase its profile in a rapidly consolidating industry. WE MAINTAIN OUR BUY RECOMMENDATION ($24 PRICE TARGET)... we believe that NEM will benefit from higher production, lower costs, a higher reserve base and a stronger balance sheet while maintaining a high degree of leverage to the gold price."
                                           Brian MacArthur, UBS Warburg (1/3/02)

"...we think the stock will begin to trade at a PREMIUM VALUATION MULTIPLE reflecting a significantly strengthened balance sheet, higher trading liquidity and an ENHANCED COMPETITIVE POSITION within the gold industry... we have established a 12-MONTH TARGET PRICE OF US$25 PER SHARE."
                                                  Michael Durose, Morgan Stanley
                           (comment: 11/15/01; price target re-affirmed: 1/4/02)

"Our NAV for Newmont...represents a premium of only 27%, compared to the senior and intermediate average of 39%, and 65% and 43% for its closest peers, Barrick and Placer, respectively...WE ARE UPGRADING NEWMONT TO OUTPERFORM ($24.50 PRICE TARGET)."
                                      Geoff Stanley, BMO Nesbitt Burns (1/14/02)



Note:  All analyst comments used without permission

                                                                              15

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[THE NEWMONT GOLD STANDARD GRAPHIC]

NEWMONT STOCK PROVIDES IMMEDIATE UPSIDE POTENTIAL ONCE TRANSACTIONS CLOSE(1)
--------------------------------------------------------------------------------

o   Newmont's current stock price penalized by "winner's curse" -- short selling

o Short interest in Newmont stock increased over 80% to 15.5 mm shares(2) as of December 14th from 8.5 mm shares as of November 15th and is likely to be even higher at present (2)

o In general, the acquirer's stock in a stock-for-stock transaction increases after the closing

    - Newmont stock rebounded significantly following the close of the Battle Mountain and Santa Fe Pacific Gold acquisitions

    - The likely unwinding of substantial short positions should result in a similar Newmont price appreciation following the close of Franco-Nevada and Normandy transactions

o   Newmont is also expected to benefit from new buying activity

    - Since the S&P is market cap weighted, index funds may have to almost double their holdings of Newmont stock

      o Such new buying could represent 12 to 20 mm shares of Newmont common stock

     REBOUND FROM LOW DURING ARBITRAGE ACTIVITY TO ONE WEEK AFTER CLOSE(3)

[BAR GRAPH DEPICTING:

Newmont/Santa Fe: 14%
Newmont/Battle Mountain: 27%]

(1) Past performance is not assurance of future performance
(2) Source: Bloomberg. Bloomberg calculates the number of short positions on a monthly basis, from the 15th of one month to the 15th of the next. If the 15th is not a business day, the settlement date goes to the prior business day; data is released four days after settlement.
(3) Source: Bloomberg

                                                                              16

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[THE NEWMONT GOLD STANDARD GRAPHIC]

TRANSACTION CERTAINTY AND TIMING
--------------------------------------------------------------------------------

o Newmont's superior bid has been unanimously recommended by Normandy Board of Directors

o   Strong commitment by Franco-Nevada

    - Fully supported by Board of Directors

    - 19.8% Normandy stake committed to Newmont

    - The co-founders have committed their approximate 10% stake

o   Transactions on track to be completed by mid-February

    - Registration statements containing U.S. Offer Document and definitive Proxy Statement/Prospectus declared effective by U.S. SEC on January 10, 2002

    - Bidder's Statement distributed to non-U.S. and non-Canadian shareholders of Normandy; U.S. Offer Document distributed to U.S. and Canadian shareholders

    - Cleared Hart-Scott-Rodino waiting period in the U.S.

    - Received advance ruling certificates from the Canadian Competition Bureau

    - Received approval from Australia's  Foreign Investment Review Board

    - Franco-Nevada shareholders' meeting on January 30

    - Newmont shareholders' meeting on February 13

o   Minimal timing difference with AngloGold's extended offer

                                                                              17

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[THE NEWMONT GOLD STANDARD GRAPHIC]

NEWMONT BELIEVES IN GOLD
--------------------------------------------------------------------------------

o   Mine supply is decreasing

o   Producer hedging is decreasing

    - Contango is falling

    - Producers are unwinding hedge
      books

o   Uncertain global financial
    markets once again turning
    attention to gold

    - Investment demand is rising

    - Gold offers strategic
      portfolio diversification


[BAR GRAPH DEPICTING:

GOLD PRODUCTION, 1969 TO 2006E, MEASURED IN YEAR ON YEAR % CHANGE

        UBS
1969    0.80%
1970    1.50%
1971    -3.50%
1972    -4.00%
1973    -5.50%
1974    -11.00%
1975    -5.00%
1976    2.00%
1977    -0.50%
1978    1.00%
1979    -1.00%
1980    -0.50%
1981    3.00%
1982    4.00%
1983    8.00%
1984    4.00%
1985    6.00%
1986    5.00%
1987    0.00%
1988    10.00%
1989    8.00%
1990    3.50%
1991    1.50%
1992    3.50%
1993    2.50%
1994    -0.50%
1995    -0.50%
1996    3.50%
1997    4.50%
1998    2.50%
1999    1.50%
2000    0.50%
2001E   1.00%
2002E   -1.00%
2003E   -3.00%
2004E   -4.00%
2005E   -4.00%
2006E   -4.00%]


[BAR GRAPH DEPICTING:

NET PRODUCER HEDGING

Tonnes of gold     Net Producer Hedging
1992                 135
1993                 142
1994                 105
1995                 475
1996                 142
1997                 504
1998                  97
1999                 506
2000                 -10
2001E                -30]

                                                                              18

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[THE NEWMONT GOLD STANDARD GRAPHIC]

CAUTIONARY STATEMENT
--------------------------------------------------------------------------------

IMPORTANT NOTICE
Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT
This presentation contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this presentation are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, which were mailed beginning on January 11, 2002, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.





                                                                              19

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[THE NEWMONT GOLD STANDARD GRAPHIC]


--------------------------------------------------------------------------------


                                    APPENDIX






                                                                              20

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[THE NEWMONT GOLD STANDARD GRAPHIC]

OVERVIEW OF NEW NEWMONT
--------------------------------------------------------------------------------

o   Newmont will be the world's premier gold producer
    - Approximately US$7.5 billion in market value of equity(1)
    - $972 million LTM EBITDA(2)
    - Headquartered in North America with strong regional presence in Australia and Peru

o   Large and liquid
    - 97 million oz of gold reserves
    - 2001 estimated production of 8.2 million oz
    - High trading liquidity, $62 million average daily dollar trading volume(3)
    - Balance sheet strength, estimated 24% net debt / net book capitalization

o   Most leverage to gold price
    - "No hedging" philosophy
    - Will opportunistically unwind Normandy's hedge book

o   Low-cost producer
    - Cash costs of approximately $175/oz

o   Proven track record of:
    - Optimizing world-class, core assets
    - Exploration successes
    - Merchant banking expertise
    - Integrating acquisitions



Source: Company filings and company websites
(1) Market data as of January 7, 2002
(2) Latest twelve months ended September 30, 2001; EBITDA defined as revenue less: cost of sales (excluding DD&A), SG&A, exploration and research and other operating expenses; Franco-Nevada revenue includes interest income
(3) Average daily trading volume for the six-month period ending
    November 9, 2001



                                                                              21

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[THE NEWMONT GOLD STANDARD GRAPHIC]

THE NEW INDUSTRY LEADER
--------------------------------------------------------------------------------


                                     [Graph]
                          2001E PRODUCTION (MM OZ.) V.
                        ENTERPRISE VALUE (US$ MILLIONS)(3)
            (Size of circles proportionate to reported gold reserves)

                                   2001E Production          Enterprise Value
                                                             (US $ millions) (3)

Gold Fields       [Medium Circle]        3.7 MM oz.             2,075.7

Placer Dome       [Small Circle]         2.9 MM oz.             4,120

Anglo Gold(2)     [Medium Circle]        5.8 MM oz.             4,500.6

Barrick/Homestake [Medium Circle]        6.1 MM oz.             8,469.7

Newmont PF(1)     [Large Circle]         8.2 MM oz.             9,800

Others            [random dots]          [<2 MM oz.]           [<2,000]


o  Leading non-hedging producer
o  Only substantial USA gold company



Source: Public filings
(1) Reflects the sum of Newmont, Normandy and Franco-Nevada enterprise values as of November 9, 2001; includes production attributable to Franco-Nevada's share of Echo Bay
(2)  AngloGold's reserves assume sale of Free State assets
(3) Enterprise value represents market capitalization plus net debt, minority interests and preferred stock



                                                                              22

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[THE NEWMONT GOLD STANDARD GRAPHIC]

# 1 IN RESERVES
--------------------------------------------------------------------------------

[Bar Graph depicting Reserves in Million oz.

[United States Flag]    Newmont PF(1)              97
[South African Flag]    Gold Fields                79
[Canadian Flag]         Barrick/Homestake(2)       76
[South African Flag]    AngloGold(3)               68
[Canadian Flag]         Placer Dome                47]



Source: Most recent public filings
(1) Includes reserves of 66.3 mm oz. for Newmont, 26.4 mm oz. for Normandy, 2.2 mm oz. of equivalent reserves for Franco-Nevada and 2.2 mm oz. of reserves to reflect Franco-Nevada's 49% ownership of Echo Bay
(2) SEC Filing of November 9, 2001
(3) AngloGold reserves assume sale of Free State assets


                                                                              23

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[THE NEWMONT GOLD STANDARD GRAPHIC]

# 1 IN PRODUCTION(1)
--------------------------------------------------------------------------------

[Bar Graph depicting:

2001E PRODUCTION in MILLION OZ.

[United States Flag]    Newmont PF(2)         8.2
[Canadian Flag]         Barrick/Homestake     6.1
[South African Flag]    AngloGold (3)         5.6
[South African Flag]    Gold Fields           3.7
[Canadian Flag]         Placer Dome           2.9]



Source: most recent public filings
(1) Pro forma for the acquisitions, Newmont will account for approximately 9% of global gold production (Gold Fields Mineral Services)
(2) Newmont includes production attributable to Franco-Nevada's share of Echo
    Bay
(3) AngloGold reserves assume sale of Free State assets




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


[THE NEWMONT GOLD STANDARD GRAPHIC]

LEVERAGE TO GOLD
--------------------------------------------------------------------------------

[Bar Graph depicting:

ESTIMATED INCREASE IN ANNUAL PRE-TAX CASH FLOW FROM US$25 INCREASE IN GOLD PRICE(1),(2) in US$ MILLIONS

                                                Further upside as
                                                "New Newmont" unwinds
                                                its hedge book
[United States Flag]   Newmont PF          162  ----------------------> 196
[South African Flag]   Gold Fields          90
[Canadian Flag]        Placer Dome          36
[Canadian Flag]        Barrick/Homestake    25
[South African Flag]   AngloGold(3)          8]



Based on analysis of public filings
(1) US$25 per ounce multiplied by unhedged 2001E production
(2) Newmont includes pre-tax cash flow from Normandy and Franco-Nevada. Assumes a gold price increase from US$275 per ounce to US$300 per ounce
(3) Pro forma for the sale of Free State assets; assumes no adjustment to hedge book


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

[THE NEWMONT GOLD STANDARD GRAPHIC]

TRADING LIQUIDITY
--------------------------------------------------------------------------------

[Bar Graph depicting:

AVERAGE DAILY DOLLAR TRADING VOLUME(1) in US$ MILLIONS

[United States Flag]    Newmont PF(2)            62
[Canadian Flag]         Barrick/Homestake(3)     58
[Canadian Flag]         Placer Dome              33
[South African Flag]    AngloGold                15
[South African Flag]    Gold Fields               7]



Source: Bloomberg
(1) Average daily trading volume for the six-month period ending
    November 9, 2001, prior to Newmont's initial announcement of its proposed acquisitions of Franco-Nevada and Normandy
(2) Newmont PF calculated by adding the volumes of Newmont, Normandy and Franco-Nevada
(3) ABX/HM combined average daily volume presented is for the six months prior to their merger announcement given substantial post-announcement arbitrage activity




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

[THE NEWMONT GOLD STANDARD GRAPHIC]

#1 IN EBITDA
--------------------------------------------------------------------------------

NOT VULNERABLE TO DROP IN HEDGING CASH FLOW OR POTENTIAL HEDGING LOSSES

[Bar Graph depicting:

LAST TWELVE MONTHS EBITDA in US$ MILLIONS

                                                        Hedging
                                                        Gain(2)        Total
[United States Flag]   Newmont PF              938        34            972
[Canadian Flag]        Barrick/Homestake       461       321            782
[South African Flag]   AngloGold (1)           440       193            633
[Canadian Flag]        Placer Dome             291       165            456
[South African Flag]   Gold Fields             236        (3)           233]



Source: Public filings; EBITDA defined as revenue less: cost of sale (excluding DD&A), SG&A, exploration and research and other operating expenses; Franco-Nevada revenue includes interest income
(1) AngloGold EBITDA includes Free State (approximately $55MM), EBITDA excluding Free State is approximately $578MM
(2) Hedge gain = Last twelve months production multiplied by the result of last twelve months realized gold price less last twelve months average spot gold price.



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